22 Boston Wharf Road

7th Floor

Boston, MA 02210

Tel: (617) 551-4000

January 4, 2022

BY edgar

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attn: Sasha Parikh and Christine Tomey

Re: Comment Letter Dated December 29, 2021

Radius Health, Inc.

Form 10-K for the Period Ended December 31, 2021

Filed February 25, 2021

Form 8-K Filed November 8, 2021

File No. 001-35726

Ladies and Gentlemen:

Radius Health, Inc. (the “Company”) respectfully submits this letter in response to the comment letter dated December 29, 2021 of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s above-referenced Annual Report on Form 10-K and Current Report on Form 8-K. For your convenience, we have reproduced the Staff’s comments in italics below, followed by the Company’s responses.

Form 8-K Filed November 8, 2021

Exhibit 99.1 Radius Health Inc. Press Release dated November 8, 2021

Radius Health, Inc.: Third Quarter 2021 Results, page 1

1.

In future filings, please present with equal or greater prominence the GAAP measure comparable to the non-GAAP measure "Adjusted EBITDA" which is net income (loss). For example, there is no mention of your net loss until page 3 of the exhibit and no mention of net loss in any of the content of your opening bullet points or the bullet points in "Q3 2021 Financial Highlights". Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Response to Comment 1:

In response to the Staff’s comment, in future filings the Company will present with equal or greater prominence the GAAP measure that is most directly comparable to any non-GAAP measure being presented, which in the case of adjusted EBITDA is net income (loss), as required by Item 10(e)(1)(i)(A) of Regulation S-K.

Securities and Exchange Commission

January 4, 2022

2.

Please revise your non-GAAP discussion on page 9 in future filings to indicate that adjusted EBITDA is a non-GAAP measure and comply with the requirements of Item 10(e)(1)(i) of Regulation S-K, including reconciliation to the comparable GAAP measure. Also, revise the titles for your non-GAAP measures throughout the document for consistency. For example, you use non-GAAP net loss and non-GAAP loss per share on page 8 rather than your identified non-GAAP measures non-GAAP adjusted net loss and non-GAAP net loss per share.

Response to Comment 2:

In response to the Staff’s comment, in future filings the Company will revise its discussion of non-GAAP financial measures to indicate that adjusted EBITDA is a non-GAAP measure and the Company will comply with the requirements of Item 10(e)(1)(i) of Regulation S-K, including by providing a reconciliation of any non-GAAP measure to the most directly comparable GAAP measure. The Company also will revise the titles of non-GAAP measures so that they are consistently presented.

3.

We noted in the power point presentation related to your third quarter 2021 earnings call provides a full non-GAAP income statement for the three months and quarter ended September 30, 2021. Please confirm that the full non-GAAP financial statement presentation will not be used in future filings. The presentation of a non-GAAP financial statement gives undue prominence to the non-GAAP information. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Reg. S-K and the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of non-GAAP Financial Measures.

Response to Comment 3:

In response to the Staff’s comment, the Company respectfully submits that the presentation related to its third quarter 2021 earnings call was not filed or furnished with the Commission and therefore it was not required to comply with Item 10(e)(1)(i)(a) of Regulation S-K.  However, in the Company’s future presentations related to its quarterly earnings calls and in future filings that are subject to Item 10(e) of Regulation S-K, the Company will not present a full non-GAAP income statement.

*    *    *

I hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions relating to the foregoing, please contact the undersigned at (617) 921-4357 or Marc Rubenstein of Ropes & Gray LLP at (617) 951-7826.

Sincerely,

Radius Health, Inc.

By: /s/ Steven Helwig

Name: Steven Helwig

Title:Principal Finance and Accounting Officer

cc:Averi Price, General Counsel and Chief Compliance Officer

Marc Rubenstein, Ropes & Gray LLP

www.radiuspharm.com